


RECEIVED
2006 JUL 18 P 2:49
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


06015235

4 July 2006

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Oxiana Limited: File No. 082-34931

Enclosed are copies of announcements released on the Australian Stock Exchange from 1 June 2006 – 30 June 2006, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully

PROCESSED
JUL 19 2006
THOMSON
FINANCIAL

Nathan Hughes-Johnson
Assistant Company Secretary

Enc

Level 9, 31 Queen Street Melbourne T: +61 3 8623 2200 E: admin@oxiana.com.au
Victoria, Australia 3000 F: +61 3 8623 2222 ABN: 40 005 482 824

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme Royalco Resources Limited

ACN/ARSN 096 321 532

1. Details of substantial holder (1)

Name Oxiana Limited

ACN/ARSN (if applicable) 005 482 824

The holder became a substantial holder on 29/06/2006

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary Shares	10,000,000	10,000,000	17.73%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Oxiana Limited	Registered holder of all securities in Royalco Resources Limited held by the Oxiana Group.	10,000,000 Ordinary Shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Oxiana Limited	Oxiana Limited	Oxiana Limited	10,000,000 Ordinary Shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Oxiana Limited	20/06/2006		$5,000,000	10,000,000 Ordinary Shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Refer to Annexure A.	

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Refer to Annexure B.	

Signature

print name	DAVID J. FORSYTH	capacity	COMPANY SECRETARY
sign here		date	30/06/2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

"A"
THIS IS ANNEXURE MARKED "A"
REFERRED TO IN NOTICE OF INITIAL SUBSTANTIAL HOLDER
OF ROYALCO RESOURCES LIMITED A.C.N. 096 321 532

3. Associates

Name and ACN/ARSN (if applicable)	Nature of association
Lane Xang Minerals Limited	Body corporate controlled by Oxiana Limited which is the substantial shareholder.
Oxiana (Cambodia) Limited	Body corporate controlled by Oxiana Limited which is the substantial shareholder.
Oxiana Europe Ltd	Body corporate controlled by Oxiana Limited which is the substantial shareholder.
Oxiana Exploration Pty Ltd (ACN: 119 136 659)	Body corporate controlled by Oxiana Limited which is the substantial shareholder.
Oxiana Resources Laos Ltd	Body corporate controlled by Oxiana Limited which is the substantial shareholder.
Minotaur Resources Holdings Pty Ltd (A.C.N.: 091 525 343)	Body corporate controlled by Oxiana Limited which is the substantial shareholder.
Minex (SA) Pty Ltd (A.C.N.: 091 546 691)	Body corporate controlled by Oxiana Limited which is the substantial shareholder.
Oxiana Golden Grove (Holdings) Pty Ltd (A.C.N.: 114 868 254)	Body corporate controlled by Oxiana Limited which is the substantial shareholder.
Oxiana Golden Grove (Finance) Pty Ltd (A.C.N.: 115 312 680)	Body corporate controlled by Oxiana Limited which is the substantial shareholder.
Oxiana Golden Grove Pty Ltd (A.C.N.: 114 868 325)	Body corporate controlled by Oxiana Limited which is the substantial shareholder.
Oxiana Prominent Hill Pty Ltd (A.C.N.: 091 504 497)	Body corporate controlled by Oxiana Limited which is the substantial shareholder.

Signature

Print Name: DAVID J. FORSYTH **Capacity: COMPANY SECRETARY**

Sign Here .... **Date** 30 June 2006

"B"

THIS IS ANNEXURE MARKED "B"
REFERRED TO IN NOTICE OF INITIAL SUBSTANTIAL HOLDER
OF ROYALCO RESOURCES LIMITED A.C.N. 096 321 532

4. Addresses

Name and ACN/ARSN (if applicable)	Address (Registered Office)
Lane Xang Minerals Limited	Sisangvone Road, Vientiane, Lao People's Democratic Republic.
Oxiana (Cambodia) Limited	56 Sothearos Blvd Phnom Penh, Cambodia
Oxiana Europe Ltd	La Motte Chambers, St. Helier, Jersey, JE1 1BJ
Oxiana Exploration Pty Ltd (ACN: 119 136 659)	Level 9, 31 Queen Street, Melbourne, VIC 3000.
Oxiana Limited	Level 9, 31 Queen Street, Melbourne, VIC 3000.
Oxiana Resources Laos Ltd	Sisangvone Road, Vientiane, Lao People's Democratic Republic.
Minotaur Resources Holdings Pty Ltd (A.C.N.: 091 525 343)	Level 9, 31 Queen Street, Melbourne, VIC 3000.
Minex (SA) Pty Ltd (A.C.N.: 091 546 691)	Level 9, 31 Queen Street, Melbourne, VIC 3000.
Oxiana Golden Grove (Holdings) Pty Ltd (A.C.N.: 114 868 254)	Level 9, 31 Queen Street, Melbourne, VIC 3000.
Oxiana Golden Grove (Finance) Pty Ltd (A.C.N.: 115 312 680)	Level 9, 31 Queen Street, Melbourne, VIC 3000.
Oxiana Golden Grove Pty Ltd (A.C.N.: 114 868 325)	Level 9, 31 Queen Street, Melbourne, VIC 3000.
Oxiana Prominent Hill Pty Ltd (A.C.N.: 091 504 497)	Level 9, 31 Queen Street, Melbourne, VIC 3000.

Signature

Print Name: DAVID J. FORSYTH **Capacity: COMPANY SECRETARY**

Sign Here .... **Date** 30 June 2006

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Oxiana Limited

ABN

40 005 482 824

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	400,000 Shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	400,000 shares at $0.71
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of shares under the Executive Option Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	29 June 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,379,763,879	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	See attached listing	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The Board may declare a dividend to be paid out of the profits of the company in accordance with the terms of the company's constitution.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 29/06/06

Print name: David J. Forsyth

== == == == ==

+ See chapter 19 for defined terms.

NUMBER OF SECURITIES NOT QUOTED ON THE ASX - CLAUSE 9 REFERS

A OPTIONS

NUMBER	CLASS
1,471,400	Options expiring 4 October 2007
2,200,000	Options expiring 23 December 2007
1,000,000	Options expiring 20 April 2008
1,000,000	Options expiring 28 August 2008
1,000,000	Options expiring 27 February 2009
2,000,000	Options expiring 7 April 2009
1,000,000	Options expiring 17 December 2009
1,000,000	Options expiring 28 January 2010
5,000,000	Options expiring 1 March 2010
2,000,000	Options expiring 20 April 2010
1,000,000	Options expiring 13 October 2010
1,000,000	Options expiring 27 January 2011
2,000,000	Options expiring 21 April 2011
1,000,000	Options expiring 24 April 2011
1,000,000	Options expiring 19 June 2011

Total **23,671,400**

B CONVERTIBLE BONDS – expiry date 06/04/12

US$105 million of convertible bonds convertible into Oxiana Ordinary shares at US$1.005 per share (A$1.31). This represents 104,477,612 shares to be issued.

Interest rate 5.25% pa.

+ See chapter 19 for defined terms.

Form 604

Corporations Act 2001
Section 671B

RECEIVED
JUL 18 P 2:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Notice of change of interests of substantial holder

To Company Name/Scheme	MINOTAUR EXPLORATION LTD
ACN/ARSN	108 483 601

1. Details of substantial holder (1)

Name	OXIANA LIMITED
ACN/ARSN (if applicable)	005 482 824

There was a change in the interests of the substantial holder on	22/06/2006
The previous notice was given to the company on	02/03/2005
The previous notice was dated	02/03/2005

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
ORDINARY SHARES	5,000,000	9.29%	7,000,000	11.21%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
22/06/2006	OXIANA LIMITED	SHARE PLACEMENT	$1,260,000	ORD 2,000,000	2,000,000

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
OXIANA LIMITED	OXIANA LIMITED	OXIANA LIMITED	SHARE PLACEMENT	ORD 7,000,000	7,000,000

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
OXIANA LIMITED	LEVEL 9, 31 QUEEN STREET, MELBOURNE, VIC 3000

Signature

print name DAVID J. FORSYTH capacity COMPANY SECRETARY

sign here date 26/06/2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.



20 June 2006

Manager, Companies
Australian Stock Exchange Limited
Level 3
530 Collins Street
Melbourne Vic 3000

Dear Sir,

Re: Oxiana Limited Executive Option Plan

This is to advise that a staff grant of one million options has been made pursuant to the Company's approved Executive Option Plan.

The exercise price for each option is $3.80.

The options have an expiry date of 19 June 2011.

The options will vest on 19 September 2006 following satisfactory completion of the required probation period.

Yours faithfully,

Owen L. Hegarty
Managing Director

OXIANA LIMITED. PEOPLE, PERSISTENCE, PERFORMANCE. WWW.OXIANA.COM.AU
Level 9, 31 Queen Street Melbourne Victoria, Australia 3000
T: +61 3 8623 2200
F: +61 3 8623 2222
E: admin@oxiana.com.au
ABN: 40 005 482 824





20 June 2006

AUSTRALIAN STOCK EXCHANGE RELEASE

2005 Remuneration Report

At the Company's Annual General Meeting in Melbourne on 20 April 2006, all 7 resolutions were passed by shareholders. The 2005 Remuneration Report (included in the 2005 Annual Report) was overwhelmingly supported by some 300 shareholders who attended the meeting. The proxy voting on the Remuneration Report resolution (number 2) was however, 279 million votes for and 246 million votes against. These votes against represented only 18% of the outstanding shares and were mainly cast by Australian institutional shareholders. As Chairman, I noted at the time that this was an above average negative response and that the Company was continuing to investigate the reasons and would report back.

In discussions and correspondence with those institutions who have responded to the Company, it appears that most referred the resolution to external governance consultants and then voted in accordance with their recommendation. These consultants advised the institutions that in respect of the 2005 Remuneration Report some general guidelines did not appear to have been met and therefore the Resolution should not be supported. There was no single issue, and the responses varied, but in summary the reasons for the negative vote seemed to be:

- *The $356,000 non-executive Directors' retirement benefits accrued in the now discontinued scheme were not allocated to individual Directors. This was seen as insufficient disclosure.*

  The Company took the view that it was neither necessary nor material to spell out the amount due to each Director – Oxiana's five Directors have a total of over 18 cumulative years service. At the time of reporting the Company had already discontinued retirement benefits for Directors – following best corporate governance practices.

- *The granting of options to non-executive Directors. Some institutions and their advisers feel this practice to be inappropriate.*

  In the past Oxiana has granted options to non-executive Directors on joining the Board. The options are subject to shareholder approval and always granted with an exercise price well "out of the money" at the time of grant. Shareholders have overwhelmingly voted in favour of options granted to non-executive Directors on every occasion.

  Having a stake in the Company's share price performance aligns the interests of non-executive Directors with the interests of shareholders.

- *The Managing Director's options vest subject to performance hurdles being met over a two year period. Some institutions and their advisers believe a three year performance measurement*

Level 9, 31 Queen Street Melbourne Victoria, Australia 3000 T: +61 3 8623 2200 F: +61 3 8623 2222 E: admin@oxiana.com.au ABN: 40 005 482 824

period is more appropriate for the Managing Director; and consider in the case of the 2004 options grant the performance hurdles were insufficiently disclosed.

In recent past issues of options to the Managing Director, the vesting performance period of 2 years was chosen because of the significant commitments Oxiana was making during that rolling 2 year period - commitments that were so important to establishing Oxiana as a long term sustainable, successful and growing business.

Oxiana believes disclosure in respect of performance hurdles, comparator company benchmarks, total shareholder return and other details, has been adequate and meets reasonable guidelines. In the case of the 2004 grant, details of comparator companies were disclosed at the Annual General Meeting but not in the Notice of Meeting.

- *There was some confusion over the performance period for the Managing Director's options approved by shareholders at the 2004 Annual General Meeting.*

Four million options were approved for the Managing Director at the 2004 Annual General Meeting. Vesting of the options depended on Oxiana's Total Shareholder Return outperforming a list of 12 industry comparator companies over the two calendar year period 2004 and 2005. Shareholders at the 2004 AGM overwhelmingly passed the resolution on that basis. An error was made in the 2004 Oxiana Annual Report in detailing the options – it incorrectly stated the period 1 July 2004 to 30th June 2005, and not the two years ended 31st December 2005. The 2005 Remuneration Report had the correct period. Option grants to the Managing Director in 2005 and 2006 were similarly approved using a two calendar year period.

Two of the external governance consultants contacted Oxiana prior to the 2006 Annual General Meeting to clarify that the 2004 Annual Report showed an incorrect period.

- *Valuation of Options - some institutions and their advisers thought there was unsatisfactory disclosure about the valuation of options to Directors and Senior Executives as outlined in the 2005 Annual Report. This issue was also followed up by the Australian Securities and Investments Commission after the 2006 AGM.*

In valuing options for accounting purposes Oxiana employs generally accepted accounting and options valuation practices. The options are valued at the time of grant using the Black and Scholes methodology which takes into account the share price at the time of grant, the exercise or strike price, the time to maturity of the option and the volatility in the share price, among other things. Where there are performance hurdles before the options can vest, then a probability factor is assigned to meeting these hurdles and this will reduce the option value.

The option values are outlined in the Annual Report and charged to the Income Statement by amortising that value on a straight line basis to the end of the vesting period.

In reviewing the values ascribed in the 2005 Annual Report the Company found errors in both the valuation methodology and disclosure. The methodology used to calculate the volatility factor in the Black and Scholes valuation was wrong. Using the correct volatility factor the value of the options to be expensed increases from $846,803 to $1,846,932. Accordingly amortisation charged should have been $1,000,129 higher. This would have reduced the 2005 Net Profit After Tax by $700,090 or less than 1%. The relevant adjustment resulting from the above will be made

Level 9, 31 Queen Street Melbourne Victoria, Australia 3000
T: +61 3 8623 2200
F: +61 3 8623 2222
E: admin@oxiana.com.au
ABN: 40 005 482 824

in the 2006 Half Year Accounts due to be released at the end of August. Attached is a revised table of options showing the figures in the original remuneration report and the revised figures.

2005 was the first year for a shareholder (non-binding) vote on the Remuneration Report and the Company recognises there are areas for improvement. Oxiana is committed to following best corporate governance practices.

Barry Cusack
Chairman

Attachments: Revised table of option values to be expensed

OXIANA LIMITED. PEOPLE, PERSISTENCE, PERFORMANCE. WWW.OXIANA.COM.AU

Level 9, 31 Queen Street Melbourne Victoria, Australia 3000
T: +61 3 8623 2200
F: +61 3 8623 2222
E: admin@oxiana.com.au
ABN: 40 005 482 824

Attachment 1: Revised table of option values to be expensed

	2004 Financial Year		2005 Financial Year	
	Original Report	Revised	Original Report	Revised
	$	$	$	$
Directors				
Owen Hegarty	332,000	205,344	77,252	348,173
Brian Jamieson	-	-	17,833	140,000
	332,000	205,344	95,085	488,173
Executives				
Jeff Sells	210,000	390,000	-	-
John Nitschke	-	-	45,243	180,000
Mick Wilkes	-	-	7,382	60,683
Anthony Manini	-	-	7,382	60,683
Peter Lester	-	-	7,382	60,683
Peter Albert	-	-	7,382	60,683
David Forsyth	-	-	7,382	60,683
Stephen Mullen	-	-	127,565	280,000
	210,000	390,000	209,718	763,415
Total for Year	**542,000**	**595,344**	**304,803**	**1,251,588**
Combined Totals for 2004 and 2005			**846,803**	**1,846,932**

OXIANA LIMITED. PEOPLE, PERSISTENCE, PERFORMANCE. WWW.OXIANA.COM.AU
Level 9, 31 Queen Street Melbourne Victoria, Australia 3000
T: +61 3 8623 2200
F: +61 3 8623 2222
E: admin@oxiana.com.au
ABN: 40 005 482 824



1 June 2006

Manager, Companies
Australian Stock Exchange Limited
Level 3
530 Collins Street
MELBOURNE 3000

Dear Sir,

RE: Change of Director's Interest Notice

Attached is Appendix 3Y covering a change to Mr Owen Hegarty's Interest.

Two million Executive Share Options have vested on 1 June 2006, out of a possible four million options.

Yours faithfully

David J Forsyth
Company Secretary

Level 9, 31 Queen Street Melbourne
Victoria, Australia 3000
T: +61 3 8623 2200
F: +61 3 8623 2222
E: admin@oxiana.com.au
ABN: 40 005 482 824

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	OXIANA LIMITED
ABN	40 005 482 824

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Owen L. Hegarty
Date of last notice	21 April 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect – 1 and 2; Direct – 3 and 4
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	1. Director and Shareholder of Shimmering Bronze Pty Ltd. 2. Director of Fadden Point Pty Ltd (Eagle Super Fund Account).
Date of change	1 June 2006
No. of securities held prior to change	1) 10,487,728 3) 12,500,000 2) 4,033,496 4) 8,000,000
Class	Ordinary Shares 1), 2) and 3) Executive Share Options 4)
Number acquired	Nil
Number disposed	2,000,000 Executive Share Options (not vested)
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	No issue price.
No. of securities held after change	33,021,224

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Non-vesting of options.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N.A.
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.